Trading Symbols (TSX-V: LM; OTC BB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2011

April 30, 2012

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2011

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 30, 2012, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the years ended December 31, 2011 and 2010, which have been prepared in accordance with International Financial Reporting Standards.  All dollar amounts are in Canadian Dollars unless stated otherwise.

The following Management Discussion and Analysis (MD&A) of Lingo Media Corporation’s financial condition and results of operations, prepared as of April 30, 2012, should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2011 which are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding year.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media Corporation is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company marketed under the Q Group brand (www.elltechnologies.com).  Parlo is a fee-based online ELL training and assessment service (www.parlo.com).  Speak2Me is a free-to-consumer advertising-based online ELL service in China (www.speak2me.cn).  Lingo Learning is a print-based publisher of ELL programs in China.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China's education market of more than 300 million students. The Company continues to expand its ELL offerings and is extending its reach globally.

As of December 31, 2011, the Company operated three distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students.  To date, it has co-published more than 395 million units from its library of more than 360 program titles in China.

Online English Language Learning
(i)                    Training

To further leverage its Speak2Me lesson library and technology platform, the Company has expanded its online offerings to include fee-based spoken English training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.

In May 2010, the Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler and other tailor-made solutions. ELL Technologies sells in over 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

(ii)                   Social Learning

Through its free-to-consumer www.speak2me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from its Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and from sponsorship advertising.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Recent Developments

Business Developments

On February 28, 2012, the Company announced that ELL Technologies signed a contract with Corporation La Prensa, S.A. (“La Prensa”), a leading multimedia publishing house in the development and dissemination of content, products and services in Panama.  La Prensa’s main activity is the publication, distribution and sale of newspapers, La Prensa and Mi Diario. Under the contract, La Prensa purchased the full package of Q English Online including Basic, Intermediate and Advanced courses. The initial order under the contract was for 10,000 sets of licenses and the access to the courses is available through La Prensa’s website via scratch cards distributed at a retail level.

On March 8, 2012, the Company announced that ELL Technologies and its Spanish distributor, e-ducativa, in collaboration with El Corte Ingles, signed a pilot program with the Madrid Local Police.

On March 15, 2012, Lingo Media announced that ELL Technologies signed a contract with Intel Corp. to market and sell the Q English CD’s through their direct-to-consumer channel in Colombia.

Corporate Developments

On December 9, 2011, the Company announced the appointment of two new directors Anton Telegin and Michael Stein to its Board of Directors.  At the Company's annual and special meeting of shareholders held in Toronto on December 8, 2011, the shareholders re-elected Anthony Lacavera, Ashesh Shah, Jerry Grafstein, Michael Kraft, Michael O’Connor, Scott Remborg, and Tommy Gong as board directors.  Sanjay Joshi and Ashraf Halim did not stand for re-election.

In addition, shareholders also approved the reappointment of Collins Barrow Toronto LLP, Chartered Accountants as auditors; an amendment to Lingo Media's Stock Option Plan reserving for grant options to acquire up to a maximum of 4,108,635 shares, being approximately 20% of the 20,543,177 issued and outstanding shares of the Company as of the Record Date, as set out in the Information Circular; and an amendment to Lingo Media’s Stock Option Plan to include provisions regarding the withholding of income tax upon the exercise of options.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s ELL programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Parlo and ELL Technologies earn training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.    Revenue is recognized upon delivery of the training courses to the end client through the distributor and when collectability is reasonably assured.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Speak2Me earns advertising revenue through its free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,237,380 for the year ended December 31, 2011 compared to $1,127,803 for 2010.  This increase consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 395 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through ongoing product revisions and updated editions of its existing titles and co-op marketing activities.

According to the Company’s current practice of recording revenues from PEP, Lingo Media does not recognize revenues from its print-based English language learning business in Q1 and Q3.  Revenues from PEP for the year ended December 31, 2011 were $1,237,380 compared to $1,127,803 for fiscal 2010.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of Q products of $738,546 for the period ended December 31, 2011, compared to $673,303 for the same period in 2010.

Speak2Me provides sponsored Conversational Advertising™ lessons on www.speak2me.cn.  In 2011, Speak2Me featured lessons for Mercedes Benz smart fortwo’s advertising campaign.  Revenue earned from Conversational Advertising™ for the year ended December 31, 2011 was $91,043 compared to $96,825 for December 31, 2010.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at December 31, 2011 Lingo Media had working capital of $162,375 compared to working capital of $(1,965,109) as at December 31, 2010. Total comprehensive loss for the year ended December 31, 2011 was ($4,634,468) compared to total comprehensive loss of ($3,395,245) for the year ended December 31, 2010.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

	2011	2010
Revenue
Print-Based English Language Learning	1,237,380	1,127,803
Online English Language Learning	829,589	857,350
	2,066,969	1,985,153
Total Comprehensive Loss	(4,634,468)	(3,395,245)
Loss per Share, Basic and Diluted:	$(0.25)	$(0.26)
Total Assets	3,049,174	5,696,341
Deferred Tax	-	-
Long Term Debt	-	763,729
Working Capital / (Deficit)	162,375	(1,786,314)
Cash (Used)/Provided - Operations	(1,963,858)	(1,241,727)

The Company received government grants to subsidize certain expenses. During 2011, Lingo Media received $192,352 (2010 - $85,648) in government support, relating to its publishing projects and $175,000 relating to a technical project. During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities.

The Company had cash on hand as at December 31, 2011 of $482,767 (2010 - $230,906) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

Revenues from print-based English language learning for the year ended December 31, 2011 were $1,237,380 compared to $1,127,803 for fiscal 2010. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Publishing revenue for the year ended December 31, 2011 increased 0.97% compared to fiscal 2010.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2011, Lingo Media earned $829,589 in online English language learning revenue as compared to $857,350 in 2010.

Selling, General and Administrative

Selling, general and administrative expenses decreased to $2,340,555 compared to $2,902,216 for fiscal 2010.  This decrease was largely due to the rationalization of costs related to the operations of online English language learning services.  Selling, general and administrative expenses for the two segments are segregated below.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2010 to 2011 primarily because of reduction of the head count and accrual of grants.  Premises expenses decreased as the Company allocated additional rent expenses to its Online ELL business. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2011	2010
Sales, Marketing and Admin	$234,479	$119,572
Consulting fee	590,461	991,225
Travel	67,248	112,322
Premises	74,493	97,208
Shareholder service	81,115	134,768
Professional fees	10,301	212,704
Less: Grants	(192,352)	(85,632)
	$865,745	$1,582,167

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $1,649,810 for fiscal 2011 compared to $1,329,819 for the same period in 2010. Selling, general and administrative costs for this business unit increased from 2010 to 2011 as a result of increased sales efforts in certain regions.

	2011	2010
Sales, marketing & administration	$1,255,232	$939,417
Consulting fees and salaries	325,333	148,278
Travel	30,893	36,803
Reserve for doubtful accounts	(43,569)	92,049
Premises	66,549	71,034
Professional fees	15,372	33,890
Less: Grants	(175,000)	-
	$1,474,810	$1,321,471

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $367,352 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the $175,000 grant is repaid.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075 relating to a publishing grant.  In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the grant programs will still be offered.

Foreign Exchange

The Company recorded foreign exchange gain of approximately $19,709 as compared to a loss of approximately $24,177 in fiscal 2010, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Net Loss

Total comprehensive loss for the Company was $(4,634,468) for the year ended December 31, 2011 as compared to $(3,395,245) in 2010.  These losses can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2011	2010
Revenue	829,589	857,350
Expenses:
Direct cost	168,013	75,869
General & administrative	1,474,810	1,321,471
Amortization of property & equipment	5,186	7,384
Amortization of development costs	2,544,818	2,443,382
Impairment loss	703,600	-
Income taxes and other taxes	7,600	(563,115)
	5,079,027	3,284,991
Segment Loss - Online ELL	(4,074,438)	(2,427,641)
Print-Based ELL	2011	2010
Revenue	1,237,380	1,127,803
Expenses:
Direct cost	(26,264)	42,072
General & administrative	865,745	1,582,167
Amortization of property & equipment	7,414	6,697
Amortization of development costs	8,807	15,211
Income taxes and other taxes	197,770	166,198
	878,472	1,812,345
Segment Loss – Print-Based	183,908	(684,542)
Other
Foreign exchange	(19,709)	24,177
Interest and other financial expenses	328,112	294,675
Stock-based compensation	518,114	(31,609)
Accumulated other comprehensive income	(82,579)	(4,181)
	(743,938)	(283,062)
Total Comprehensive Loss	(4,634,468)	(3,395,245)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

During the year, the Company continued to invest in product development and prepared for the launch of its fee-based online training and assessment service.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss increased as a result of increased expenditures related to stock-based compensation.

Expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2011, the Company recorded an expense of $518,114 compared to $29,645 during 2010. The increase in this expense is due to two financings completed during the year.

Net Loss

The Company reported a total comprehensive loss of ($4,634,468) for the year ended December 31, 2011, as compared to a net comprehensive loss of ($3,395,245) in 2010.

The Company recorded a tax expense of $205,370 for the year ended December 31, 2011 compared to a tax recovery of $396,917 in 2010.

Summary of Quarterly Results

	Q1-11	Q2-11	Q3-11	Q4-11

Revenue	$300,834	$455,740	$349,544	$960,851
Loss Before Taxes and Other Comp Income	(1,509,077)	(1,045,166)	(847,181)	(1,110,253)
Total Comprehensive Loss	(1,509,077)	(1,165,770)	(999,551)	(960,070)
Loss per Basic and Diluted Share	$(0.09)	$(0.06)	$(0.05)	$(0.05)

	Q1-10	Q2-10	Q3-10	Q4-10

Revenue	$135,295	$559,437	$413,330	$877,091
Loss Before Taxes and Other Comp Income	(1,107,304)	(865,326)	(1,012,382)	(811,331)
Total Comprehensive Loss	(902,904)	(924,041)	(931,116)	(637,184)
Loss per Basic and Diluted Share	$(0.09)	$(0.07)	$(0.08)	$(0.04)

Year Ended December 31	2011	2010
Revenue	$2,066,969	$1,985,153
Operating Expenses	2,482,304	3,021,579
Amortization, share-based payments, and depreciation	3,084,339	2,441,065
Impairment loss	703,600	-
Finance charges, taxes, foreign exchange	431,194	(82,246)
Total Expenses	6, 701,437	5,380,398
Total comprehensive loss	(4,634,468)	(3, 395,245)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Fourth Quarter Ended December 31	2011	2010
Revenue	$960,851	$877,091
Operating Expenses	480,833	1,021,352
Amortization, share-based payments, and depreciation	626,400	571,187
Impairment loss	703,600	-
Finance charges, taxes, foreign exchange	120,963	(123,569)
Total Expenses	1,931,796	1,468,970
Total comprehensive loss	(970,946)	(591,879)

In the fourth quarter ended December 31, 2011, revenues increased to $960,851 from $877,091 in 2010. The increase in revenue was attributed to the addition of ELL Technologies’ fee-based income and incremental publishing royalties from Lingo Learning. Overall revenue for the year increased by 4%. Net loss before taxes increased in fourth quarter of 2011, as compared to the same period in 2010 due to increased amortization of intangibles, stock-based compensation and impairment loss. At the year end, Management assessed the value of the software and web development asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

PEP continues to be the primary source of consistent revenue for the Company and as such due to the current practice of revenue recognition from PEP, revenues in Q1 and Q3 were either nil or represent adjustments for prior period.  Net loss began to stabilize in 2011 as the Company continued to monitor costs and transition more and more from a product development focus to a sales focus.

Liquidity and Capital Resources

As at December 31, 2011, the Company had cash and cash equivalents of $482,767 compared to $203,906 at the end of 2010.  Accounts and grants receivable of $1,175,330 were outstanding at the end of 2011 compared to $931,101 at the end of 2010 as the Company increased its sales in the last quarter of 2011. With 63% of the receivables from PEP and a 180 day collection cycle, the Company does not anticipate an effect on its liquidity.  Total current assets amounted to $1,761,715 (2010 - $1,255,472) with current liabilities of $1,599,341 (2010 - $3,041,786) resulting in a working capital of $162,375 (2010 - working capital deficit of ($1,965,110)).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future. Government grants received during the year were $132,599 compared to $85,648 during 2010.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2012	$256,757
2013	268,316
2014	271,732
2015	193,332
2016	193,332

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $65,525 to corporations with one director in common for rent, administration, office charges and telecommunications.

The Company recorded $360,057 in aggregate for consulting fees to corporations owned by a director and officers of the Company, of which, $113,800 is unpaid and included in accounts payable.

At December 31, 2011, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 bearing interest at 9% per annum.  Interest expense related to these loans is $30,305.

Additional Disclosure

Publishing Development Costs

	December 31, 2011	December 31, 2010	January 1, 2010

Opening balance	$8,807	$24,018	$1,301,220
Amortization	(8,807)	(15,211)	(1,277,202)
Balance	$-	$8,807	$24,018

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Intangibles

December 31, 2011	Cost	Accumulated Amortization	Net

Software and web development(i)	$5,931,786	$5,586,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542

	$7,538,898	$6,439,377	$1,099,521

December 31, 2010	Cost	Accumulated Amortization	Net

Software and web development(i)	$6,583,227	$3,625,947	$2,957,280
Content platform(ii)	1,477,112	292,202	1,184,920
Customer relationships(iii)	130,000	37,917	92,083

	$8,130,349	$3,966,066	$4,234,283

(i)
The Company began commercial production and sale of product during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. At the year end, Management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships on acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

Property and Equipment

Property and Equipment consist of the following:

Cost, January 1, 2010	$225,710
Additions	3,072
Effect of foreign exchange	(19,049)
Cost, December 31, 2010	209,733
Additions	2,585
Effect of foreign exchange	844
Cost, December 31, 2011	$213,162
Accumulated depreciation, January 1, 2010	152,359
Charge for the year	14,081
Effect of foreign exchange	(14,868)
Accumulated depreciation, December 31, 2010	151,572
Charge for the period	58,159
Effect of foreign exchange	(44,890)
Accumulated depreciation, December 31, 2011	$164,841
Net book value, January 1, 2010	73,351
Net book value, December 31, 2010	58,161
Net book value, December 31, 2011	$48,321

Disclosure of Outstanding Share Data

As of April 30, 2012, the followings are outstanding:

Common Shares – 20,543,177
Warrants – 5,764,208
Stock Options – 2,035,070

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 10 - Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 - Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 - Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standard which is effective as per the date identified.

IAS 1 - Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.   This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

IFRS 9 - Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.  The new standard also requires a single impairment method to be used.  The IASB has extended the effective date to January 1, 2015.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis